

October 10, 2014

<u>Via E-mail</u>
Robert W. D'Loren
Chief Executive Officer
XCel Brands, Inc.
475 Tenth Avenue
New York, NY 10018

>   **Re: XCel Brands, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed October 2, 2014**
>   **File No. 000-31553**

Dear Mr. D'Loren:

    We have reviewed the above-referenced filing, and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Actions Approved</u>

<u>Amendment and Restatement of our Certificate of Incorporation</u>

<u>Elimination of Staggered Vote for Directors, page 6</u>

1.   We note that you have not filed a proxy or information statement regarding an annual meeting to conduct an election of directors. We also note your statement that you have not held an annual meeting since you last amended and restated your certificate of incorporation on December 1, 2011. Please provide us with a legal analysis of whether your failure to hold annual meetings comports with your charter documents, the Delaware General Corporate Law and the proxy rules.

Amendment and Restatement of our Equity Incentive Plan, page 7

2.   It appears that you have not provided the disclosure required under Item 10(a)(2) of Schedule 14A. If you have current plans to make awards under the Equity Incentive Plan, please amend your information statement to provide the required disclosure. If you are unable to provide this disclosure because the benefits or amounts are discretionary or cannot be determined at this time, please include a statement to this effect.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, the undersigned at (202) 551-3457.

                                                Sincerely,

                                                /s/ Maryse Mills-Apenteng

                                                Maryse Mills-Apenteng
                                                Special Counsel

cc: Via E-mail
        Brad L. Shiffman, Esq.
        Blank Rome LLP